Filed by First Shares Bancorp, Inc.
                                                      pursuant to Rule 425 under
                                                  the Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                     Subject Company: First Shares Bancorp, Inc.
                                                    Commission File No.: 0-29837

                                    Registration Statement File No.:  333-114741

                                  News Release

[First Bank logo]
996 South State Road 135, Greenwood, IN 46143
Phone: (317) 882-4790    Fax: (317) 882-5903
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Contacts:  Jerry R. Engle
           Kimberly B. Kling

FIRST SHARES BANCORP, INC.
Announces Annual Meeting and Election Deadline

Greenwood, IN, May 13, 2004 - First Shares Bancorp, Inc. (NASDAQ:FBGI)

First Shares Bancorp, Inc., the holding company for First Bank, announced today that it will hold its annual meeting of shareholders on July 13, 2004, at which, among other things, the previously announced merger with Lincoln Bancorp will be submitted to a vote of its shareholders. The meeting will be held at 2:00 p.m. at the Valle Vista Golf Club and Conference Center, 755 East Main Street, Greenwood, Indiana. A joint proxy statement/prospectus relating to the merger with Lincoln Bancorp will be mailed next week to shareholders of record of First Shares Bancorp and Lincoln Bancorp as of May 10, 2004.

First Shares Bancorp also announced that July 14, 2004 has been established as the deadline by which its shareholders must elect to receive either .75 shares of Lincoln common stock or $14.80 in cash for each share of First Shares common stock owned by them, subject to pro rata allocations of cash or stock to ensure that 50% of the aggregate consideration is paid in shares of Lincoln Bancorp stock. First Shares shareholders will receive instructions for making this election and tendering their First Shares stock at the same time they receive the proxy statement/prospectus.

First Shares Bancorp is a $176 million financial services company headquartered in Greenwood, Indiana, a part of the greater Indianapolis metropolitan area. The company operates from eight locations, all within a 50-mile radius of Indianapolis.

Lincoln Bancorp has filed a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission, which includes the joint merger proxy statement/ prospectus that will be mailed to shareholders of Lincoln Bancorp and First Shares Bancorp. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Shares will be available free of charge from the Secretary of First Shares at 996 South State Road 135, Greenwood, Indiana 46143, telephone (317) 882-4790. Documents filed with the SEC by Lincoln will be available free of charge from the Secretary of Lincoln at 1121 East Main Street, Plainfield, Indiana 46168, telephone (317) 839-6539. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

First Shares and Lincoln and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE JOINT MERGER PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON MAY 11, 2004 AS PART OF THE S-4 REGISTRATION STATEMENT AND DECLARED EFFECTIVE BY THE SEC ON MAY 12, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


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Safe Harbor Statement. This news release contains comments that may constitute
"forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of First Shares to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such risks include the possibility that the merger with Lincoln Bancorp will not occur due to failure of one or more conditions to closing to be satisfied, or unexpected legislative or regulatory changes or developments.